Exhibit 99.1

GENFIT Announces Two Key Appointments to the Executive Committee

Lille, France; Cambridge, MA; January 28, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late- stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and liver diseases, today announced that Pascal Caisey, Chief Commercial Officer, and Philippe Motté Chief Regulatory and Quality Officer have joined the Executive Committee.

Pascal Caisey, who has been appointed Chief Commercial Officer, joined GENFIT in September 2019 as Executive Vice President of Commercial Development. He has vast pharmaceutical business experience, holding roles with GSK, BMS, Pfizer, Schering Plough and most recently Boehringer Ingelheim, where he oversaw, as the European Business Manager, the commercial launch of empagliflozin in Europe. Pascal is a registered nurse and holds an MBA from l’École des Hautes Études Commerciales (HEC) in Paris. He will leverage his significant expertise to identify new commercial opportunities and further the Company’s business development ambitions. GENFIT plans on expanding its capabilities in the fields of specialty care, metabolic diseases and NASH diagnosis. Pascal’s deep understanding of pharmaceutical commercial development is a critical asset to prepare GENFIT for the expansion of its product pipeline with new opportunities that have a strong commercial potential associated with moderate development costs. He also plays a key role in our Primary Biliary Cholangitis (PBC) program, which is well positioned on a market already worth more than $300MM in 2020 and estimated to reach $1bn by 2025.

Philippe Motté, appointed to Chief Regulatory and Quality Officer, joined GENFIT in June 2020 as Senior Vice President of Global Regulatory Affairs. Philippe’s previous commercial and regulatory roles include positions with Sanofi, GSK, Roche, Ipsen, and AbbVie. Prior to joining GENFIT, he was Vice President of Global Regulatory Affairs and Chief Access Officer (safety, quality, regulatory, and market access) at MedDay Pharmaceuticals. Philippe holds a PharmD from the Paris-Descartes University and a PhD in Human Biology (major Experimental Oncology) from the Paris-Sud University, completed Postdoctoral Research at Harvard Medical School and the Massachusetts General Hospital Cancer Center, earned an MBA from the ESCP-EAP European School of Management (Paris), and is certified as a Pharmacien Responsable. He brings to GENFIT expertise essential to addressing the regulatory challenges associated with our development programs and preparing for regulatory submission for elafibranor in PBC if top line results of the ELATIVE™ Phase 3 trial in PBC expected by early 2023 are positive.

Pascal Prigent, CEO of GENFIT, stated, “We are pleased to have Pascal and Philippe join the executive leadership team. Their deep industry knowledge in business management and regulatory expertise has been invaluable in navigating this past year, and we are certain their future contributions will aid in shaping the future of GENFIT.”

Pascal and Philippe’s appointments are effective as of January 1, 2021. Both are based in France and report to CEO Pascal Prigent.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with cholestatic and metabolic chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. GENFIT is currently enrolling in ELATIVE™, a Phase 3 clinical trial evaluating elafibranor in patients with Primary Biliary Cholangitis (PBC). As part of GENFIT’s comprehensive approach to clinical management of patients with liver disease, the Company is also developing NIS4™, a new, non-invasive blood-based diagnostic technology which could enable easier identification of patients with at-risk NASH. NIS4™ technology has been licensed to LabCorp in the U.S. and Canada for the development and commercialization of a blood-based molecular diagnostic test powered by NIS4™ technology. GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding plans to expand GENFIT’s product pipeline and ability to develop external business opportunities, potential market size for PBC and GENFIT’s potential positioning in PBC, expectations regarding publication of top line data in GENFIT’s ELATIVE™ Phase 3 trial of elafibranor in PBC. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 4 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

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